UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[ X ]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

[ ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________________ to ____________________

Commission file number: 001-11294

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

UNUM GROUP 401(k) RETIREMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Unum Group
1 Fountain Square
Chattanooga, Tennessee 37402

AUDITED FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE

Unum Group 401(k) Retirement Plan
Years Ended December 31, 2011 and 2010
With Report of Independent Registered Public Accounting Firm

Unum Group 401(k) Retirement Plan

Audited Financial Statements and Supplemental Schedule

Years Ended December 31, 2011 and 2010

Report of Independent Registered Public Accounting Firm

The Benefit Finance Committee
Unum Group 401(k) Retirement Plan

We have audited the accompanying statements of net assets available for benefits of Unum Group 401(k) Retirement Plan as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2011 and 2010, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2011, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan's management. The information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

Chattanooga, Tennessee
June 27, 2012

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

Unum Group 401(k) Retirement Plan

	December 31
	2011	2010
Assets
Investments, at Fair Value	$797,394,069	$801,084,337

Receivables:
Employer Contributions	538,782	488,380
Notes Receivable from Participants	16,134,054	15,172,163

Total Assets Reflecting Investments at Fair Value	814,066,905	816,744,880

Adjustment from Fair Value to Contract Value for Investment in Collective Trust	(2,922,859)	(1,227,797)

Net Assets Available for Benefits	$811,144,046	$815,517,083

See notes to financial statements.1    A Member

C

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Unum Group 401(k) Retirement Plan

	Year Ended December 31
	2011	2010
Contributions
Participants	$43,566,992	$42,272,506
Employer	18,848,524	19,126,174
Total	62,415,516	61,398,680

Investment Income	17,955,967	17,970,897
Interest Income on Notes Receivable from Participants	706,402	748,585
Net Appreciation (Depreciation) in Fair Value of Investments	(31,100,969)	70,324,562
Distributions to Participants	(53,743,804)	(48,643,134)
Administrative Fees	(606,149)	(448,761)
Increase (Decrease) in Net Assets	(4,373,037)	101,350,829

Net Assets Available for Benefits
Beginning of Year	815,517,083	714,166,254
End of Year	$811,144,046	$815,517,083

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS
Unum Group 401(k) Retirement Plan
December 31, 2011

Note 1 - Description of the Plan

The following description of the Unum Group 401(k) Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan that covers all U.S. employees of Unum Group and its U.S. subsidiaries (the Company). Participants who are regularly scheduled to work more than nineteen hours per week are eligible to participate in the Plan or once they have completed 1,000 hours of service in a 12 month consecutive period. Participants become eligible for employer-matching contributions after the completion of 1,000 hours in a 12 month eligibility computation period. The Plan sponsor is the Company. The purpose of the Plan is to provide covered employees a qualified plan that meets the requirements of sections 401(a) and 401(k) of the Internal Revenue Code of 1986 (the Code). The Plan is administered by the Company, which is responsible for overseeing the administration and operation of the Company's qualified benefit plans. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Contributions

Dependent upon the employee's annual earnings, eligible employees may elect to contribute 1 percent to 50 percent of their annual compensation, including sales-based incentive payouts, on a pre-tax basis. When an eligible employee is hired or rehired, the employee is automatically enrolled in the Plan and 3 percent of the employee's annual compensation is deferred if an affirmative election is not made within 45 days of the hire or rehire date. Employees retain the right to change or cease contributions at any time. The Company matches 100 percent of participant contributions up to 3 percent of each participant's pay period compensation contributed, plus 50 percent of participant contributions on the next 2 percent of the participant's pay period compensation contributed, for a maximum match of 4 percent of annual compensation after one year of service, as defined above. Contributions are limited to the maximum amount allowable under the Code, which was $16,500 in 2011 and 2010, and an additional $5,500 in 2011 and 2010 for participants age 50 or older who could elect a catch up contribution.

Participant Accounts

Each participant's account is credited or charged with the participant's contributions, employer matching contributions, investment earnings, market value adjustments, and administrative fees, if applicable. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Vesting

Employer and participant contributions plus actual earnings and market value adjustments thereon are immediately 100 percent vested at the date of contribution.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50 percent of their vested account balance. All loans must be repaid within five years. The loans are secured by the balance in the participant's account and bear interest at a rate equal to the prime lending rate in effect as of the first business day of such month, as provided by Reuters, plus 1 percent. Principal and interest are paid ratably through bi-weekly payroll deductions.

Distributions to Participants

Participants or their beneficiaries may receive lump-sum distributions upon financial hardship, termination of employment, retirement, disability, or death. In addition, participants who reach age 59 1/2 may take an in-service distribution from their account based on Plan guidelines.

NOTES TO FINANCIAL STATEMENTS - Continued
Unum Group 401(k) Retirement Plan
December 31, 2011

Note 1 - Description of the Plan - Continued

Administrative Expenses

Costs of investment administration for the years ended December 31, 2011 and 2010 were paid by the Plan. Other administrative expenses, including accounting and auditing fees, were paid by the Company.

Plan Termination

The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will remain 100 percent vested in their accounts.

Note 2 - Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (GAAP). In connection with our preparation of the financial statements, we evaluated events that occurred subsequent to December 31, 2011, for recognition or disclosure in our financial statements and notes to our financial statements.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. The shares of mutual funds and common stock are valued at quoted market prices in an active market.

Although fully benefit-responsive investment contracts are reported at fair value, the contract value is the relevant measurement attribute for that portion of the net assets available for benefits because the contract value represents the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a common collective trust, which is the Fidelity Managed Income Portfolio II Class 2 Fund (MIP). The statements of net assets available for benefits present the fair value of the MIP and the adjustment from fair value to contract value. The contract value of participation units owned in the collective trust fund represents contributions plus earnings, less participant withdrawals and administrative expenses.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Notes Receivable from Participants

The notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed as incurred. No allowance for credit losses has been recorded as of December 31, 2011 or 2010. If a participant ceases to make loan repayments and the Company deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Distributions

Distributions to participants are recorded when paid.

NOTES TO FINANCIAL STATEMENTS - Continued
Unum Group 401(k) Retirement Plan
December 31, 2011

Note 2 - Significant Accounting Policies - Continued

Accounting Updates Adopted in 2010:

Accounting Standards Codification (ASC) 962 "Defined Contribution Pension Plans"

In September 2010, the Financial Accounting Standards Board (FASB) issued an update to require disclosure and measurement changes related to participant loans. For reporting purposes, participant loans shall be classified as notes receivable from participants and are no longer subject to fair value measurement disclosure requirements.  In addition, notes receivable from participants are measured at the unpaid principal balance plus any accrued but unpaid interest. We adopted this update effective December 31, 2010. The adoption of this update altered the presentation of the statements of net assets available for benefits as well as the fair value hierarchy disclosures but had no effect on the Plan's net assets available for benefits or the changes therein.

ASC 820 "Fair Value Measurements and Disclosures"

In January 2010, the FASB issued an update to require a number of additional disclosures regarding fair value measurements. Specifically, the update requires a reporting entity to disclose the amounts of significant transfers between Level 1 and Level 2 of the three tier fair value hierarchy and the reasons for these transfers, as well as the reasons for any transfers in or out of Level 3, effective for annual and interim periods beginning after December 15, 2009. The update also requires information in the reconciliation of recurring Level 3 measurements about purchases, sales, issuances, and settlements on a gross basis, effective for annual and interim periods beginning after December 15, 2010. We adopted this update in its entirety, including early adoption of the additional Level 3 information, effective January 1, 2010. The adoption of this update expanded our disclosures but had no effect on the Plan's net assets available for benefits or the changes therein.

Accounting Updates Outstanding:

ASC 820 "Fair Value Measurements and Disclosures"

In May 2011, the FASB issued an update requiring additional disclosures regarding fair value measurements as well as providing clarifying guidance on the application of existing fair value measurement requirements. Specifically, the update requires additional information on Level 1 and Level 2 transfers within the fair value hierarchy; the categorization by level of the fair value hierarchy for items that are not measured at fair value in the statement of net assets available for benefits, but for which the fair value of such items is required to be disclosed; and information about the sensitivity of a fair value measurement within Level 3 of the fair value hierarchy to changes in unobservable inputs and any interrelationships between those unobservable inputs. The amendments in this update are effective for interim and annual periods beginning after December 15, 2011. The adoption of this update will expand our disclosures but will have no effect on the Plan's net assets available for benefits or the changes therein.

NOTES TO FINANCIAL STATEMENTS - Continued
Unum Group 401(k) Retirement Plan
December 31, 2011

Note 3 - Fair Value Measurements

Financial instruments measured at fair value are categorized into a three-level classification. The lowest level input that is significant to the fair value measurement of a financial instrument is used to categorize the instrument and reflects the judgment of management. Financial assets and liabilities presented at fair value generally are categorized as follows:

•	Level 1 - Inputs are unadjusted and represent quoted prices in active markets for identical assets or liabilities at the measurement date.

•
Level 2 - Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument's anticipated life.

•	Level 3 - Inputs are unobservable and supported by little or no market activity.

The Company uses the following methods and assumptions in estimating the fair values of the Plan's financial instruments:

Mutual Funds: Fair values equal the net asset values (NAV) of shares held by the Plan at year end. The NAV is based on the value of the underlying assets owned by the fund minus its liabilities, divided by the number of shares outstanding. The NAV is a quoted price in an active market and is classified as Level 1.

Collective Investment Trust (MIP): The MIP is a stable value common collective trust that seeks the preservation of capital as well as a competitive level of income over time. To achieve this objective, the trust invests in money market funds, various debt and fixed income securities, and wrap contracts. Fair values of the money market funds and various debt and fixed income securities are determined by the trustees of the MIP, using a combination of readily available and most recent market bid prices in the principal markets where such funds and securities are traded, pricing services that use valuation matrices incorporating dealer supplied valuations and valuation models, security cash flows and structure, the value of underlying assets, and other observable valuation inputs as applicable. Fair values of the wrap contracts are determined by the trustees of the MIP using a discounted cash flow model that incorporates market data and recent fee bids as determined by recognized dealers. There are no unfunded commitments or redemption restrictions associated with this trust and the fair value measurements utilized are classified as Level 2.

Common Stock: Fair values equal the unadjusted quoted prices reported on the active market on which the individual securities are traded and are classified as Level 1.

Interest Bearing Cash: Interest bearing cash includes cash on hand and bank deposits such as money market accounts and certificates of deposit. Due to the short-term nature of the instruments, the stated values approximate fair value and are classified as Level 1.

NOTES TO FINANCIAL STATEMENTS - Continued
Unum Group 401(k) Retirement Plan
December 31, 2011

Note 3 - Fair Value Measurements - Continued

The categorization of the fair value measurements of the Plan's invested assets, by input level, is as follows:

	December 31, 2011
	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Invested Assets
Mutual Funds:
Large Cap	$256,725,227	$—	$—	$256,725,227
Mid Cap	69,223,607	—	—	69,223,607
Small Cap	13,691,983	—	—	13,691,983
International	93,322,919	—	—	93,322,919
Blended	72,714,472	—	—	72,714,472
Income	129,494,416	—	—	129,494,416
Collective Investment Trust	—	120,298,751	—	120,298,751
Common Stock:
Unum Group	40,322,417	—	—	40,322,417
BrokerageLink - Self-Directed	297,342	—	—	297,342
Interest Bearing Cash	1,302,935	—	—	1,302,935
Total	$677,095,318	$120,298,751	$—	$797,394,069

	December 31, 2010
	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Invested Assets
Mutual Funds:
Large Cap	$270,121,494	$—	$—	$270,121,494
Mid Cap	59,378,240	—	—	59,378,240
Small Cap	21,402,927	—	—	21,402,927
International	98,394,529	—	—	98,394,529
Blended	72,914,527	—	—	72,914,527
Income	105,233,989	—	—	105,233,989
Collective Investment Trust	—	124,342,443	—	124,342,443
Common Stock:
Unum Group	47,716,863	—	—	47,716,863
BrokerageLink - Self-Directed	418,581	—	—	418,581
Interest Bearing Cash	1,160,744	—	—	1,160,744
Total	$676,741,894	$124,342,443	$—	$801,084,337

There were no transfers between Level 1 and Level 2 assets during 2011 and 2010.

NOTES TO FINANCIAL STATEMENTS - Continued
Unum Group 401(k) Retirement Plan
December 31, 2011

Note 4 - Investments

The Plan's investments (including investments purchased, sold, and held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

	Year Ended December 31
	2011	2010
Common Stock	$(5,225,532)	$10,710,380
Mutual Funds	(25,875,437)	59,614,182
Total	$(31,100,969)	$70,324,562

Investments that represent 5 percent or more of the fair value of the Plan's net assets available for benefits are as follows:

	December 31
	2011	2010
Fidelity MIP II Class 2 Fund*	$120,298,751	$124,342,443
Fidelity Contrafund K	112,089,262	120,652,053
PIMCO Total Return Fund Institutional Class	98,425,702	95,598,670
Spartan 500 Index Fund	87,142,202	81,167,240
Spartan International Index	46,925,150	45,960,839
Unum Group Stock Fund	**	47,716,863

* Fidelity MIP II Class 2 Fund value is shown at fair value. The contract value is $117,375,892 for December 31, 2011, and $123,114,646 for December 31, 2010.
** Amount not greater than 5 percent for the year.

Note 5 - Related Party Transactions

The Plan allows participants the option of investing their contributions in the Unum Group Stock Fund, which consists principally of Unum Group common stock. Dividends paid on the Unum Group common shares held by the Plan were $757,772 and $746,419 for the years ended December 31, 2011 and 2010, respectively. The Plan also holds shares of mutual funds managed by the Fidelity Management Trust Company, the trustee of the Plan.

Note 6 - Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the fair values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

NOTES TO FINANCIAL STATEMENTS - Continued
Unum Group 401(k) Retirement Plan
December 31, 2011

Note 7 - Tax Status

The Internal Revenue Service (IRS) has determined and informed the Company by letter dated January 25, 2012, that the Plan and related trust are designed in accordance with applicable sections of the Code. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Company believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan is qualified and the related trust is tax-exempt.

GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Company has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011 there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Company believes the Plan is no longer subject to income tax examinations for years prior to 2008.

Note 8 - Reconciliation between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2011	2010
Net assets available for benefits per the financial statements	$811,144,046	$815,517,083
Adjustment to report collective trust fund at fair value	2,922,859	1,227,797
Net assets available for benefits per the Form 5500	$814,066,905	$816,744,880

The following is a reconciliation of changes in net assets available for benefits per the financial statements to net increase per the Form 5500:

Year Ended
December 31
2011
Decrease in net assets per the financial statements	$(4,373,037)
Adjustment to report collective trust fund at fair value at December 31, 2011	2,922,859
Adjustment to report collective trust fund at fair value at December 31, 2010	(1,227,797)
Net decrease per the Form 5500	$(2,677,975)

The adjustment to report the collective trust fund at fair value represents the difference between the contract value of the MIP as included in the statements of changes in net assets available for benefits and the fair value of the MIP as reported in the Form 5500.

Unum Group 401(k) Retirement Plan

Schedule H, Line 4i - Schedule of Assets
(Held at End of Year)

December 31, 2011

	(b)			(e)
	Identity of Issue, Borrower,	(c)	(d)	Current
(a)	Lessor or Similar Party	Description of Investment	Cost	Value
	Mutual Funds:
*	Fidelity Management Trust Company	Baron Growth Institutional	**	$9,045,083
*	Fidelity Management Trust Company	Fidelity Puritan Fund	**	27,848,353
*	Fidelity Management Trust Company	Fidelity Contrafund K	**	112,089,262
*	Fidelity Management Trust Company	PIMCO Total Return Fund Institutional Class	**	98,425,702
*	Fidelity Management Trust Company	Spartan Extended Market Index	**	27,968,819
*	Fidelity Management Trust Company	Spartan International Index	**	46,925,150
*	Fidelity Management Trust Company	Spartan 500 Index Fund	**	87,142,202
*	Fidelity Management Trust Company	Trp Mid Cap Value Fund	**	22,426,838
*	Fidelity Management Trust Company	American Funds Growth of America R5	**	27,817,969
*	Fidelity Management Trust Company	American Funds New Perspective R5	**	11,692,844
*	Fidelity Management Trust Company	Davis New York Venture Fund Class Y	**	29,299,864
*	Fidelity Management Trust Company	Goldman Sachs Growth Opportunities Institutional	**	9,782,867
*	Fidelity Management Trust Company	ABF Small Cap Value Fund	**	13,691,983
*	Fidelity Management Trust Company	MFS International Equity Fund	**	34,704,925
*	Fidelity Management Trust Company	Vanguard Total Bond Market Index Institutional	**	14,257,235
*	Fidelity Management Trust Company	Vanguard Inflation-Protected Fund Institutional	**	16,811,479
*	Fidelity Management Trust Company	Fidelity Freedom K Income	**	2,628,768
*	Fidelity Management Trust Company	Fidelity Freedom K 2010	**	2,102,945
*	Fidelity Management Trust Company	Fidelity Freedom K 2015	**	6,225,568
*	Fidelity Management Trust Company	Fidelity Freedom K 2020	**	8,571,603
*	Fidelity Management Trust Company	Fidelity Freedom K 2025	**	6,319,974
*	Fidelity Management Trust Company	Fidelity Freedom K 2030	**	6,380,456
*	Fidelity Management Trust Company	Fidelity Freedom K 2035	**	4,585,304
*	Fidelity Management Trust Company	Fidelity Freedom K 2040	**	5,420,607
*	Fidelity Management Trust Company	Fidelity Freedom K 2045	**	1,202,669
*	Fidelity Management Trust Company	Fidelity Freedom K 2050	**	1,428,225
*	Fidelity Management Trust Company	BrokerageLink (Self Managed Brokerage Account)	**	375,930
	Total Mutual Funds			635,172,624

	Common Stock:
*	Unum Group	Common Stock	**	40,322,417
*	Fidelity Management Trust Company	BrokerageLink	**	297,342
	Total Common Stock			40,619,759

*	Fidelity Management Trust Company	Fidelity MIP II Class 2 Fund	**	120,298,751

*	Fidelity Management Trust Company	Interest Bearing Cash	**	1,302,935

*	Notes Receivable from Participants	Interest rates range from 4.25% to 9.25% with maturity dates through January 10, 2017	**	16,134,054
				$813,528,123

*	Indicates a party-in-interest to the Plan.
**	Indicates a participant-directed account. The cost disclosure is not required.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UNUM GROUP 401(k) RETIREMENT PLAN
Date: June 27, 2012	/s/ Lonnie A. Etheridge
Lonnie A. Etheridge Chairman, 401(k) Benefit Finance Committee

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
EXHIBITS
TO
FORM 11-K
UNUM GROUP 401(k) RETIREMENT PLAN

INDEX OF EXHIBITS

TITLE	EXHIBIT
Consent of Independent Registered Public Accounting Firm	23